FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
P.E.
05 August 2002

mmO2 plc

Wellington Street
Slough, Berkshire SL1 1YP, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 5 August 2002 sent to the London Stock Exchange under its requirements to submit a notification regarding a director's non-beneficial interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 05 August 2002

By: ______________________________

ROBERT HARWOOD
Assistant Secretary

O2

BT Discretionary Employee Trusts - Adjustment to Non-Beneficial Share Interests

mmO_2 plc advises that, on 1 August 2002, Ilford Trustees (Jersey) Limited, as the Trustee of the BT Deferred Bonus Plan, BT Incentive Share Plan, BT Retention Share Plan and BT Executive Share Plan (the "BT Legacy Plans"), established by BT Group plc transferred 273,209 mmO_2 plc ordinary shares ("mmO_2 shares") to certain participants following the vesting of Share Awards under the BT Legacy Plans.

Following this transfer, the Trustee holds 6,182,082 mmO_2 shares. Peter Erskine, who is an Executive Director of mmO_2 plc, is for the purposes of the Companies Act 1985 treated as having a non-beneficial interest all these shares. However, it is not anticipated that he will receive any benefit from the Trust other than in relation to Share Awards held by him under the BT Legacy Plans.

5 August 2002

Group Secretariat - 01753 628 138